August 19, 2024

Dave Happel
Chief Executive Officer
Sagimet Biosciences Inc.
155 Bovet Road, Suite 303
San Mateo, CA 94402

       Re: Sagimet Biosciences Inc.
           Registration Statement on Form S-3
           Filed August 15, 2024
           File No. 333-281582
Dear Dave Happel:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jennifer Porter